Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Record Earnings, Cash Flow and Revenue in 2012,
Conference Call at 10 am PDT (1 pm EDT) on March 13, 2013
______________________________________________________________________________

Vancouver, Canada – March 12, 2013 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announced today record earnings, cash flow and revenue for the year ended December 31, 2012, thanks to the Company’s eighth consecutive year of growing silver and gold production.  Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanacevi mine in Durango state, and the Bolanitos and El Cubo mines in Guanajuato state.

Highlights of Fiscal 2012 (Compared to Fiscal 2011)

Financial

•	Net earnings increased 124% to $42.1 million ($0.45 per share) compared to $18.8 million ($0.22 per share)
•	Adjusted earnings(1) increased 24% to $40.2 million ($0.42 per share) compared to $32.4 million ($0.37 per share)
•	EBITDA(1) increased 71% to $90.5 million
•	Cash flow from operations before working capital changes increased 30% to $82.9 million
•	Mine operating cash flow(1) increased 32% to $114.4 million
•	Revenue increased 63% to $208.1 million
•	Bullion held in inventory included 250,382 ounces (oz) silver and 2,712 oz gold
•	Concentrate held in process included 361,279 oz silver and 6,222 oz gold
•	Realized silver price decreased 13% to $30.99 per oz sold (on par with 2012 average spot price)
•	Realized gold price increased 7% to $1,674 per oz sold (consistent with 2012 average spot price)
•	Cash cost(1) increased 44% to $7.33 per oz silver payable (net of gold credits)
•	Cash cost excluding El Cubo increased 4% to $5.28 per oz and El Cubo cash costs were $35.27 per oz

Operations

•	Silver production up 20% to 4,485,476 oz
•	Gold production up 77% to 38,687 oz
•	Silver equivalent production up 33% to 6.4 million oz (at a 50:1 silver:gold ratio)
•	Completed the Bolanitos mine and plant expansion to 1,600 tonnes per day (tpd) capacity
•	Completed the Guanacevi mine and plant expansion to 1,200 tpd capacity
•	Acquired the El Cubo mine and plant operating at 1,100 tpd
•
Launched a $67 million, 18 month capital investment program at El Cubo to explore and develop the mines and rebuild and expand the plant, tailings facility, water supply, electrical supply, surface buildings and related surface infrastructure

•
Completed an initial $14.5 million on capital projects at El Cubo including 5.4 km of mine development, 2 ventilation shafts, and 10,000 m of underground drilling, plant reconstruction and expansion, the purchase of new and refurbishment of old mine equipment and other purchases

•
Won several safety awards at Durango State mine rescue and first aid competitions, and Certificate of Health for Guanacevi from the Durango State Secretary of Health, and national CSR award for El Cubo

Exploration

•	Silver proven and probable reserves up 37% to 23.1 million oz;
•	Gold proven and probable reserves up 229% to 222,300 oz;
•	Silver equivalent proven and probable reserves up 67% to 34.2 million oz;
•	Silver measured and indicated resources up 62% to 58.5 million oz;
•	Gold measured and indicated resources up 96% to 524,800 oz;
•	Silver equivalent measured and indicated resources up 67% to 84.7 million oz;
•	Silver inferred resources up 74% to 61.1 million oz;
•	Gold inferred resources up 182% to 520,400 oz;
•	Silver equivalent inferred resources up 92% to 87.1 million oz;
•	Delineated new high grade silver-gold discovery in Milache area at Guanacevi
•	Drilled out new high grade silver-gold discovery in Lana vein at Bolanitos
•	Discovered new high grade silver-gold discovery in Terronera vein at San Sebastian

Highlights of Fourth Quarter 2012 (Compared to Fourth Quarter 2011)

•	Net earnings increased to $14.8 million ($0.15 per share) compared to $16,000 ($0.00 per share)
•	Adjusted earnings(1) increased 759% to $12.9 million ($0.13 per share) compared to $1.7 million ($0.02 per share)
•	EBITDA(1) increased 877% to $28.2 million
•	Cash flow from operations before working capital changes increased 5% to $20.4 million
•	Mine operating cash flow(1) increased 17% to $31.4 million
•	Revenue increased 29% to $66.7 million on 1,345,832 silver oz sold and 13,037 gold oz sold
•	Realized silver price increased 14% to $32.87 per oz sold
•	Realized gold price increased 5% to $1,725 per oz sold
•	Cash cost(1) increased 44% to $7.33 per oz silver payable (net of gold credits)
•	Cash cost excluding El Cubo increased 79% to $7.23 per oz and El Cubo cash costs were $38.52 per oz
•	Silver production up 9% to 1,235,026 oz
•	Gold production up 10% to 12,917 oz
•	Silver equivalent production up 9% to 1.9 million oz (at a 50:1 silver:gold ratio)

(1)	Adjusted earnings, mine operating cash flow, EBITDA and cash costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion and Analysis.

To view a video of Chairman Bradford Cooke commenting on today's results, please visit our website or click here: http://edrsilver.com/_resources/video-march-12-13.htm

Financial Results (Consolidated Statement of Operations appended below)

For the year ended December 31, 2012, the Company generated revenue totaling $208.1 million (2011 - $128.0 million). During the year, the Company sold 4,815,073 oz silver and 35,167 oz gold at realized prices of $30.99 and $1,674 per oz respectively as compared to sales of 2,838,784 oz silver and 17,044 oz gold at realized prices of $35.61 and $1,570 per oz respectively in 2011.

After cost of sales of $130.1 million (2011 - $59.2 million), mine operating earnings amounted to $78.0 million (2011 - $68.8 million) from mining and milling operations in Mexico.

Excluding depreciation and depletion of $29.7 million (2011 - $17.1 million), stock-based compensation of $0.5 million (2011- $0.5 million), and a write-down of inventory of $6.2 million (2011- $nil), mine operating cash flow before taxes was $114.4 million (2011 – $86.3 million) in 2012.  Operating earnings were $47.5 million (2010 – $15.6 million) and the Company incurred net earnings for the year ended December 31, 2012 of $53.6 million (2011–$47.5 million).

Net earnings include a mark-to-market derivative liability loss related to share purchase warrants issued in 2009 denominated in Canadian dollars, while the Company’s functional currency is the US dollar. Under IFRS, these warrants are classified and accounted for as financial liability at fair market value with adjustments recognized through net earnings.  The appreciation of these warrants resulted in a derivative liability gain of $1.9 million (2011 – loss of $13.7 million).  Therefore, adjusted earnings were $40.2 million ($0.42 per share) compared to $32.4 million ($0.37 per share).

Cash cost, net of gold by-product credits, increased 44% to $7.33 per oz silver produced (2011 - $5.08). The increased cash cost per ounce was largely due to the acquisition of the El Cubo mine, a low-grade, high-cost mining operation.  Similar to Guanacevi and Bolanitos, Endeavour sees strong potential to turn El Cubo into a high-grade, low-cost, long life underground mine because the new reserve grades for silver and gold at El Cubo are 78% and 51% higher respectively compared to the current production grades, and because of Endeavour's experience at discovering new high-grade ore-bodies, developing new mines into production and expanding both production tonnes and ore grades at Guanacevi and Bolanitos.

In addition to the acquisition of El Cubo, the Company invested a total of $66.2 million in capital expenditures on property, plant and equipment during 2012.  Approximately $19.3 million was invested at Guanacevi, including $12.6 million for 7.3 kilometres (km) of mine development, $1.3 million on processing facilities, $4.8 million on mine equipment and $0.6 million on office equipment, building upgrades and vehicles.  The mine equipment capital was primarily for underground equipment, pumps, ventilation, and electrical systems.

A total of $31.3 million was invested at Bolanitos including $18.5 million for significant reserve delineation and 8.5 km of mine development in the Lucero mine area to support 1,600 tpd of mine output. Another $6.6 million was spent on the plant expansion providing capacity of 1,600 tpd, while ensuring the optionality of further plant expansions. Additionally $4.6 million was spent on mine equipment and $1.6 million on office equipment, building upgrades and light vehicles.   The mine equipment expenditure was to expand the mobile equipment fleet for increased production, to purchase communications and rescue equipment and rehabilitate the Asuncion shaft.  The expenditures on office equipment include software upgrades and the building expenditures include refurbishing the Asuncion head frame.

An initial $14.5 million was invested at El Cubo with $9.7 million spent on 5.4 km of mine development, $4.1 million on the El Tajo plant rehabilitation and expansion, $0.4 million on mine equipment and $0.3 million on office equipment, building upgrades and light vehicles.

Exploration Results

In January 2012, Endeavour commenced an aggressive $15.0 million surface exploration drill program to test multiple exploration targets within three of the mining districts where Endeavour is currently active in Mexico. Subsequent to the acquisition of El Cubo, the Company added an additional 11,000 metres and $2.6 million to explore El Cubo targets and follow up on the San Sebastian property’s year to date results.  By the end of 2012, 191 diamond drill holes totaling 74,000 metres of core were completed.

Endeavour enjoyed another strong year of reserve and resource growth thanks to the success of its acquisition, exploration and development programs. Endeavour’s exploration team continued to discover new, high-grade silver-gold deposits within historic silver mining districts such as Guanacevi, Guanajuato and San Sebastian in 2012. The recently acquired El Cubo mine and Guadalupe y Calvo property were also accretive to reserves and resources.

In particular, the Company's discoveries in the Milache area at Guanacevi, the Lana vein at Bolanitos and the Terronera vein at San Sebastian all contributed significantly to the 2012 resource growth. Endeavour more than replaced the proven and probable reserves it depleted in 2012 and increased its resources in all categories as a result of its successful acquisition, exploration and development programs. Gold reserves and resources rose more than silver reserves and resources because both the newly discovered mineralized zones at Bolanitos and San Sebastian and the recently acquired El Cubo and Guadalupe y Calvo properties have more gold compared to Guanacevi.

2013 Outlook

Endeavour plans another year of organic growth in 2013.   Silver production is forecast to increase 12-18% to 5.0-5.3 million oz and gold production is anticipated to increase 19-27% to 46,000-49,000 oz as shown in the table below.  Silver equivalent production is expected to climb 14-22% to 7.3-7.8 million oz (at a silver:gold ratio of 50:1).

Mine	Silver Production (M oz)	Gold Production (K oz)	Tonnes per Day (tpd)
Guanacevi	2.4-2.5	6.5-7.0	1,250-1,350
Bolanitos	1.7-1.8	25.0-26.0	1,500-1,650
El Cubo	0.9-1.0	14.5-16.0	1,050-1,200
Total	5.0-5.3	46.0-49.0	3,800-4,200

The Company recognizes there are additional opportunities to grow production at all three mines. While these growth opportunities are still conceptual, once the El Cubo capital programs are completed, management will prioritize these opportunities and commence planning for future expansions.

At Guanacevi, production is expected to continue at a steady state until reserves and resources grow sufficiently to justify another mine and plant expansion.  The Milache discovery is open to the northwest so exploration in 2013 will focus on extending that mineralized zone. Underground development of the new Milache discovery is awaiting permitting for development in 2013-2014 with production anticipated to commence in 2014-2015.  Exploration will continue to test new targets in the district.

At Bolanitos, the Cebada, Bolanitos, Lucero, Karina, Fernanda, Daniela and Lana veins are capable of providing up to 2,000 tpd of mine output at the present time so management is currently considering smelter contracts to sell Bolanitos concentrates in order to facilitate such a mine expansion in Q2, 2013.   With new exploration targets in the La Luz, Plateros, La Joya and Puertocito veins, management is encouraged that Bolanitos continues to offer excellent potential for new discoveries in 2013.

At El Cubo, the reconstruction of the wholly owned plant is currently on time and budget for completion in Q2, 2013 and will operate initially at 1,200 tpd with a capacity of 1,600 tpd.  The main bottleneck to higher production at El Cubo is a lack of larger reserve blocks; however, given Endeavour’s exploration programs have just begun to test several old and new targets, management views El Cubo as having excellent potential for the discovery of new and larger ore-bodies.

The consolidated cash cost of production (net of by-product gold credits) is expected to increase to the $9-10 per oz range in 2013, largely due to rising production from the higher cost El Cubo mine and the lower grades being mined at Guanacevi.  However, the El Cubo cash cost is expected to decline in 2013 due to rising operating efficiencies and the completion of capital projects.

Assuming US$30 per ounce of silver and US$1,650 per ounce of gold, Endeavour anticipates its mine operating (gross) profit margin will be around US$20-21 per oz in 2013.  For every $100 increase in the price of gold, Endeavour’s cash cost of production should drop by approximately $0.90-1.00 per oz of silver produced and the mine operating profit margin should climb by a similar amount.

In 2013, Endeavour will continue to focus on unfolding the full exploration potential of its project portfolio, especially at El Cubo where there are several attractive drill targets. Endeavour plans to spend $17.3 million on exploration at the three operating mines and five district scale exploration properties.  A total of 78,500 metres of drilling in approximately 180-200 holes are budgeted to test approximately 24 exploration targets, in addition to all of the underground mine exploration drilling.

Every year, management aims to acquire new properties, explore them, make new discoveries and fast-track them to production.  This year, the Company will continue to aggressively explore its property portfolio, focusing on the emerging new high-grade silver-gold discovery in the Terronera vein on the San Sebastian property in Jalisco State.

In addition, the Company will be drilling a bulk tonnage silver-gold target in Chile on the El Inca property optioned in 2012, high-grade vein and bulk tonnage targets on the Panuco property in Mexico, and multiple targets around the three operating mines in the Guanajuato and Guanacevi districts.  Endeavour also plans to be opportunistic with regard to possible new exploration property acquisitions during this time of market distress for junior exploration companies.

Conference Call

A telephone conference call to discuss the results will be held at 10:00 am PDT (1:00 pm EDT) on Wednesday, March 13, 2013. To participate in the conference call, please dial the following:

• 1-800-319-4610	Canada and USA (Toll-free)
• 604-638-5340	Vancouver Dial In
• 1-604-638-5340	Outside of Canada & USA
• No pass-code is necessary to participate in the conference call

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1-604-638-9010 outside of Canada & USA. The required pass-code is 4890 followed by the # sign.

All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request.  To receive this material in hard copy, please contact Meghan Brown, Director Investor Relations at 604-685-9775 or toll free 877-685-9775.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour– Endeavour is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Lana McCray, Corporate Communications Co-Ordinator
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: mbrown@edrsilver.com or lmccray@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2012 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.

COMPARATIVE TABLE OF CONSOLIDATED MINE OPERATIONS

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2012 Year:
Q1, 2012	193,759	229	1.33	1,072,491	6,321	75.2	76.2	6.26	92.44
Q2, 2012	202,987	208	1.47	1,040,026	7,695	76.5	80.3	5.46	86.32
Q3, 2012	306,164	161	1.49	1,137,933	11,754	71.8	80.1	4.70	97.04
Q4, 2012	362,779	151	1.55	1,235,026	12,917	70.1	71.7	12.25	92.86
Total	1,065,689	179	1.48	4,485,476	38,687	73.2	76.5	7.33	92.74
Production 2011 Year:
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.62	79.30
Q2, 2011	136,958	266	1.36	850,476	4,831	72.7	80.6	6.98	96.69
Q3, 2011	138,592	263	1.47	858,738	4,926	73.4	75.2	5.03	91.47
Q4, 2011	184,381	252	1.45	1,120,781	7,045	75.0	82.0	4.05	84.14
Total	601,873	260	1.41	3,730,128	21,810	74.1	79.8	5.08	87.55

Q4, 2012 : Q4, 2011	97%	-40%	7%	10%	83%	-7%	-13%	202%	10%

Q4, 2012 : Q3, 2012	18%	-6%	4%	9%	10%	-2%	-11%	161%	-4%

YTD 2012:YTD 2011	77%	-31%	4%	20%	77%	-1%	-4%	44%	6%

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

 (expressed in thousands of US dollars, except for shares and per share amounts)

	Years Ended
	December 31,	December 31,
	2012	2011

Revenue	$208,079	$127,997

Cost of sales:
Direct production costs	91,800	39,409
Royalties	1,866	2,228
Share-based compensation	545	466
Depreciation and depletion	29,694	17,094
Write down of inventory to net realizable value	6,221	-
	130,126	59,197

Mine operating earnings	77,953	68,800

Expenses:
Exploration	11,185	10,207
General and administrative	13,136	11,050
	24,321	21,257

Operating earnings	53,632	47,543

Mark-to-market loss/(gain) on derivative liabilities	(1,928)	13,658
Mark-to-market loss/(gain) on contingent liability	589	-
Finance costs	484	34

Other income (expense):
Foreign exchange	3,447	(4,750)
Investment and other income	2,152	6,477
	5,599	1,727

Earnings before income taxes	60,086	35,578

Income tax expense:
Current income tax expense	15,834	8,778
Deferred income tax expense	2,135	8,045
	17,969	16,823

Net earnings for the period	42,117	18,755

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	(3,631)	(3,144)

Comprehensive income (loss) for the period	$38,486	$15,611

Basic earnings (loss) per share based on net earnings	$0.45	$0.22
Diluted earnings (loss) per share based on net earnings	$0.42	$0.22

Basic weighted average number of shares outstanding	93,266,038	84,326,682
Diluted weighted average number of shares outstanding	95,728,031	86,364,543

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 and the related notes contained therein.

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of U.S. dollars)

	Years Ended
	December 31,	December 31,
	2012	2011

Operating activities
Net earnings for the period	$42,117	$18,755
Items not affecting cash:
Share based compensation	4,724	4,857
Depreciation and depletion	29,952	17,272
Deferred income tax provision	2,135	8,045
Unrealized foreign exchange loss (gain)	(1,208)	1,600
Mark to market loss (gain) on derivative liability	(1,928)	13,658
Mark to market loss on contingent liability	589	-
Finance costs	484	34
Allowance for related party receivable	-	181
Write down of inventory to net realizable value	6,221	-
Loss (Gain) on marketable securities	(158)	(542)
Net changes in non-cash working capital	(6,907)	(15,028)
Cash from operating activities	76,021	48,832

Investing activities
Property, plant and equipment expenditures	(66,236)	(46,942)
Acquisition of Mexgold Resources Inc.	(100,000)	-
Investment in short term investments	(28,267)	(35,569)
Proceeds from sale of short term investments	50,373	22,509
Investment in long term deposits	(190)	178
Cash used in investing activities	(144,320)	(59,824)

Financing activities
Proceeds from revolving credit facility	9,000	-
Debt issuance costs	(732)	-
Interest paid	(381)	-
Common shares issued on exercise of options and warrants	2,591	19,974
Share issuance costs	(204)	(119)
Cash from financing activities	10,274	19,855

Effect of exchange rate change on cash and cash equivalents	1,208	(1,466)
Increase (decrease) in cash and cash equivalents	(58,025)	8,863
Cash and cash equivalents, beginning of year	75,434	68,037
Cash and cash equivalents, end of year	$18,617	$75,434

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 and the related notes contained therein.

ENDEAVOUR SILVER CORP.

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of US dollars)

	December 31,	December 31,
	2012	2011

ASSETS

Current assets
Cash and cash equivalents	$18,617	$75,434
Investments	8,520	34,099
Accounts receivable	20,526	7,392
Inventories	40,797	34,195
Prepaid expenses	9,940	3,773
Total current assets	98,400	154,893

Non-current deposits	1,451	600
Mineral property, plant and equipment	338,431	93,528
Goodwill	39,245	-
Total assets	$477,527	$249,021

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$34,631	$9,084
Income taxes payable	3,854	3,482
Revolving credit facility	9,000	-
Total current liabilities	47,485	12,566

Provision for reclamation and rehabilitation	6,496	2,729
Contingent liability	8,497	-
Derivative liabilities	5,336	13,130
Deferred income tax liability	69,517	20,806
Total liabilities	137,331	49,231

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 99,541,522 shares (Dec 31, 2011 - 87,378,748 shares)	357,296	259,396
Contributed surplus	12,828	8,819
Accumulated comprehensive income (loss)	(5,331)	(1,700)
Deficit	(24,597)	(66,725)
Total shareholders' equity	340,196	199,790
Total liabilities and shareholders' equity	$477,527	$249,021

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 and the related notes contained therein.